

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Kevin Griffin
Chief Executive Officer
Pivotal Investment Corporation III
c/o Graubard Miller
405 Lexington Avenue, 44th Floor
New York, NY 10174

      Re: Pivotal Investment Corporation III
          Preliminary Proxy Statement on Schedule 14A
          Filed November 22, 2022
          File No. 001-40019

Dear Kevin Griffin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Jeffrey M. Gallant, Esq.